                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]                 ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                                OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR

[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                OF THE SECURITIES
                               EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                         COMMISSION FILE NUMBER:  1-4003


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  DRESSER INDUSTRIES, INC. STOCK PURCHASE PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            DRESSER INDUSTRIES, INC.
                                2001 Ross Avenue
                               Dallas, Texas 75201

DRESSER INDUSTRIES, INC.
STOCK PURCHASE PLAN

FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

                            INDEX TO PLAN FINANCIAL STATEMENTS

                                                                        Page
                                                                        ----
Report of Independent Accountants                                        1

Plan Financial Statements:

  Statement of Net Assets Available for Benefits                         2

  Statement of Changes in Net Assets Available for Benefits              3

  Notes to Financial Statements                                          4-6

Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes                 Schedule 1

  Schedule of Reportable Transactions                             Schedule 2

                                   [Letterhead]


                          REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Employee Benefits
 Committee of the Dresser Industries, Inc.
 Stock Purchase Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Dresser Industries, Inc. Stock Purchase Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As more fully described in Note 3 to the financial statements, on September 18, 1997, the Employee Benefit Committee of Dresser Industries, Inc. (Dresser) voted to freeze the plan and subsequently merge the assets of the plan into other defined contribution plans administered by Dresser.

/s/ Price Waterhouse LLP

Dallas, Texas
May 19, 1998

                              DRESSER INDUSTRIES, INC.
                                STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                            DECEMBER 31,
                                                   ------------------------------
                                                        1997           1996
                                                   -------------    -------------
ASSETS

Due from Dresser Industries, Inc.                  $       3,125    $       2,927
Dresser Industries, Inc. common stock at market
  (1997 - 780,679 shares:  cost $13,471,846
   1996 - 844,792 shares:  cost $13,411,557)          32,642,141       26,399,750
                                                   -------------    -------------
      Total assets                                    32,645,266       26,402,677

LIABILITIES

Book overdraft                                             2,749            2,673
                                                   -------------    -------------
Net assets available for benefits                  $  32,642,517    $  26,400,004
                                                   -------------    -------------
                                                   -------------    -------------

                See accompanying notes to financial statements.

                              DRESSER INDUSTRIES, INC.
                                STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                     YEAR ENDED DECEMBER 31,
                                                   -------------------------
                                                       1997          1996
                                                   -----------   -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions:
  Employees                                        $ 1,090,023   $ 1,078,861
  Employer                                             218,563       208,714
                                                   -----------   -----------
      Total contributions                            1,308,586     1,287,575
                                                   -----------   -----------
Investment income:
  Cash dividends on Dresser Industries, Inc.
    common stock                                       574,228       571,019
  Interest                                              12,708        10,257
                                                   -----------   -----------
      Total investment income                          586,936       581,276
                                                   -----------   -----------
Other increases:
  Net appreciation in fair value of investments      8,798,927     6,203,161
                                                   -----------   -----------
      Total additions                               10,694,449     8,072,012
                                                   -----------   -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants:
  Cash                                                   3,023         2,052
  Stock, at market                                   4,448,913     3,751,065
                                                   -----------   -----------
      Total deductions                               4,451,936     3,753,117
                                                   -----------   -----------
Net increase                                         6,242,513     4,318,895

Net assets available for benefits:
  Beginning of year                                 26,400,004    22,081,109
                                                   -----------   -----------
  End of year                                      $32,642,517   $26,400,004
                                                   -----------   -----------
                                                   -----------   -----------

                   See accompanying notes to financial statements.

                              DRESSER INDUSTRIES, INC.
                                STOCK PURCHASE PLAN

                            NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

     The Dresser Industries, Inc. Stock Purchase Plan (the "Plan") was established to assist eligible employees of Dresser Industries, Inc. (Dresser) to acquire and accumulate shares of common stock of Dresser through payroll deductions. Dresser supplements the contributions of employees who have four or more years of service. Reference should be made to the Plan document for more complete information.

     Substantially all employees of Dresser having at least one year of employment with Dresser (as defined in the Plan document), except its officers and directors, are eligible to participate in the Plan. Employees represented by a union can participate only if eligibility is afforded to them as a result of collective bargaining. No employee may contribute to the Plan during the same calendar year quarter in which contributions are made to any other qualified defined contribution plan sponsored by Dresser, other than a 401(k) plan.

     Amounts contributed by the participants and Dresser and cash dividends received from Dresser, if any, are transferred to a trust fund which purchases shares of common stock for the accounts of participants. Common stock of Dresser is purchased on a quarterly basis. At December 31, 1997 and 1996, Dresser common stock shown on the accompanying statement of net assets includes 10,981 and 14,797 shares, respectively, issuable by Dresser, based on contributions and investment earnings for the quarters then ended. These shares were issued on January 28, 1998 and January 30, 1997, respectively.

     Common stock, plus cash for any partial share credited to a participant's account, will be distributed to the participant (or the participant's designated beneficiary or estate) in full after the end of a quarter in which a participant becomes eligible for a distribution due to permanent disability, death, retirement, or termination of employment. Prior to termination of employment, shares can be distributed to a participant upon voluntary withdrawal from the Plan or for emergencies at the discretion of the Stock Purchase Plan Committee, as provided in the Plan document.

     The Plan's assets, which consist principally of Dresser common stock, are held in safekeeping for custodial purposes by an independent bank. Contributions are managed by the trustee, which invests cash received, interest and dividend income, and makes distributions to participants. Certain administrative functions are performed by officers or employees of Dresser. No such officer or employee receives compensation from the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The financial statements of the Plan are presented on the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Investments are recorded at market value, as determined by the average of the high and low sales prices of Dresser common stock on the last business day of the Plan quarter.

     Dividend income is applied to the purchase of stock in the quarter in which the dividend is declared for participants who have balances as of the date of record.

     EXPENSES

     Dresser pays all of the Plan's administrative expenses.

3.   STATUS OF THE PLAN

     On September 18, 1997, the Employee Benefit Committee of Dresser (the "Committee") voted to freeze the Plan. Participant contributions ceased immediately following the last payroll period in 1997 and company contributions (including stock purchase discounts) to the Plan ceased coincident with the cessation of participant contributions. Participation in the Plan froze such that no further employees shall become eligible to participate in the Plan from and after December 31, 1997. Effective April 1, 1998, assets of the Plan in the amount of $32,015,108 were merged into other defined contribution plans administered by Dresser based upon participation eligibility in those plans and subject to specific provisions that may be required under applicable law or determined to be appropriate by the Committee. Participants currently receiving benefits will not be affected.

4.   TAX STATUS OF THE PLAN

     Management believes the Plan is qualified under section 401(a) of the Internal Revenue Code and, therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service (IRS) granted a favorable letter of determination to the Plan on November 1, 1995. Generally, employer contributions to a qualified plan are deductible by Dresser when made. Earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

     Management believes the Plan is qualified under the applicable sections of the Internal Revenue Code and ERISA. The Plan has complied with the fidelity bonding requirements of ERISA.

5.   PARTICIPANTS WITHDRAWN AT YEAR-END

     Plan assets totaling $6,605 and $85,985 relate to participants who have withdrawn from the Plan but have not yet been paid at December 31, 1997 and 1996, respectively.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

                                                                    December 31,
                                                                       1997
                                                                    -----------
          Net assets available for Plan benefits
               per the financial statements                         $32,642,517
          Less:  benefit obligations currently payable (Note 5)           6,605
                                                                    -----------
          Net assets available for Plan benefits
               per the Form 5500                                    $32,635,912
                                                                    -----------
                                                                    -----------

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

          Benefits paid to participants per the
               financial statements                                 $ 4,451,936
          Add:  benefit obligations currently payable (Note 5)            6,605
                                                                    -----------

          Benefits paid to participants per the Form 5500           $ 4,458,541
                                                                    -----------
                                                                    -----------

     Amounts currently payable to or for participants, dependents and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                           DRESSER INDUSTRIES, INC.
                             STOCK PURCHASE PLAN

          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1997
                                  SCHEDULE 1

Identity of Issuer, Borrower,   Description of Investment
  Lessor or Similar Party          Including Par Value           Cost       Current Value
-----------------------------   -------------------------    -----------    -------------
 Dresser Industries, Inc. *      780,679 shares of common    $13,471,846     $32,642,141
                                   stock, $.25 par value


* Party-In-Interest

                         DRESSER INDUSTRIES, INC.
                           STOCK PURCHASE PLAN

           ITEM 27D  - SCHEDULE OF REPORTABLE TRANSACTIONS (A)
                      YEAR ENDED DECEMBER 31, 1997
                               SCHEDULE 2

                                                                                                               Current
                                                                                   Expenses                     Value
                                                                                   Incurred                  of Asset on    Net
Identity of                     Description        Purchase    Selling   Lease       with         Cost of    Transaction    Gain
Party Involved                   of Assets           Price      Price    Rental   Transaction      Asset         Date      (Loss)
-------------------------   -------------------   ----------   -------   ------   -----------   ----------   -----------   ------
TOTAL OF QUARTERLY
 TRANSACTIONS
Dresser Industries, Inc.*   50,703 shares of      $1,892,388   $    -    $    -     $    -      $1,892,388    $1,892,388   $   -
                            Dresser Industries,
                            Inc. common stock


(A) Transactions in excess of five percent of the current value of the Plan's assets as of January 1, 1997, as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

*    Party-In-Interest

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Purchase Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                     DRESSER INDUSTRIES, INC.
                     STOCK PURCHASE PLAN


                     /s/ Paul M. Bryant
                     ---------------------------
                     Paul M. Bryant, Chairman
                     Stock Purchase Plan Committee


June 19, 1998

                                  EXHIBIT INDEX



EXHIBIT NO.    DESCRIPTION OF EXHIBIT
-----------    ----------------------
23             Consent of Independent Accountants